UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 20, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

BSQUARE Corporation

File No. 000-27687 - CF#33525

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BSQUARE Corporation submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 25, 2010 and a Form 10-Q filed on August 12, 2010.

Based on representations by BSQUARE Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	Form	Filed on	Confidential Treatment Granted
10.18	10-K	March 25, 2010	through March 2, 2021
10.18(a)	10-Q	August 12, 2010	through March 2, 2021
10.18(b)	10-Q	August 12, 2010	through March 2, 2021
10.10(b)	10-Q	August 12, 2010	through March 2, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary